Exhibit 99.1

For Immediate Release

TFI International Announces Resignation of Independent Director Arun Nayar

Montreal, Quebec, August 24, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the resignation of Arun Nayar, an Independent Director of the Company since 2018 and chair of the Audit Committee, due to personal reasons for matters unrelated to TFI International. The Company's Audit Committee is comprised of Diane Giard, Richard Guay and Debra Kelly-Ennis, all of whom are independent directors. The Board of Directors will appoint a new chair of the Audit Committee shortly.

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com